Exhibit 99.1

iQIYI Announces Second Quarter 2025 Financial Results

BEIJING, CHINA, August 20, 2025 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total revenues were RMB6.63 billion (US$925.3 million1), decreasing 11% year over year.

•	Operating loss was RMB46.2 million (US$6.4 million) and operating loss margin was 1%, compared to operating income of RMB342.1 million and operating income margin of 5% in the same period in 2024.

•

Non-GAAP operating income[2] was RMB58.7 million (US$8.2 million) and non-GAAP operating income margin was 1%, compared to non-GAAP operating income of RMB501.4 million and non-GAAP operating income margin of 7% in the same period in 2024.

•	Net loss attributable to iQIYI was RMB133.7 million (US$18.7 million), compared to net income attributable to iQIYI of RMB68.7 million in the same period in 2024.

•	Non-GAAP net income attributable to iQIYI[2] was RMB14.7 million (US$2.0 million), compared to non-GAAP net income attributable to iQIYI of RMB246.9 million in the same period in 2024.

“During the second quarter and into the summer season, we delivered a series of blockbusters and secured the top market share in total drama viewership, according to Enlightent data,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Meanwhile, we are focusing on innovation and investing in key growth areas such as AI applications, micro dramas, experience business, and global expansion, all with the goal of driving sustainable, long-term success.”

“We effectively managed our resources and optimized our capital structure, with net interest expense³ consistently declining over the last seven consecutive quarters. This better positions us for long-term value creation,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

Second Quarter 2025 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data,	June 30,	March 31,	June 30,
unaudited)	2024	2025	2025
	RMB	RMB	RMB
Total revenues	7,438,785	7,186,469	6,628,248
Operating income/(loss)	342,093	341,897	(46,168)
Operating income (non-GAAP)	501,417	458,535	58,678
Net income/(loss) attributable to iQIYI, Inc.	68,685	182,145	(133,708)
Net income attributable to iQIYI, Inc. (non-GAAP)	246,914	304,420	14,652
Diluted net income/(loss) per ADS	0.07	0.19	(0.14)
Diluted net income per ADS (non-GAAP)[2]	0.25	0.31	0.02

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1636 as of June 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	Net interest expense refers to the net amount of interest expense and interest income, both of which are presented in the Condensed Consolidated Statements of Income/(Loss).

Second Quarter 2025 Financial Results

Total revenues reached RMB6.63 billion (US$925.3 million), decreasing 11% year over year.

Membership services revenue was RMB4.09 billion (US$571.0 million), decreasing 9% year over year, primarily due to a lighter content slate compared to the same period last year.

Online advertising services revenue was RMB1.27 billion (US$177.6 million), decreasing 13% year over year. During the quarter, some advertisers adjusted their advertising and promotion strategies in response to macro pressures.

Content distribution revenue was RMB436.6 million (US$60.9 million), decreasing 37% year over year, primarily due to the decrease in barter transactions and, to a lesser extent, the decrease in cash transactions.

Other revenues were RMB829.3 million (US$115.8 million), increasing 6% year over year.

Cost of revenues was RMB5.29 billion (US$738.9 million), decreasing 7% year over year. Content costs as a component of cost of revenues were RMB3.78 billion (US$528.0 million), decreasing 8% year over year. The decrease in content cost was primarily due to a lighter content slate in the quarter.

Selling, general and administrative expenses were RMB959.6 million (US$134.0 million), decreasing 1% year over year.

Research and development expenses were RMB421.9 million (US$58.9 million), decreasing 6% year over year.

Operating loss was RMB46.2 million (US$6.4 million), compared to operating income of RMB342.1 million in the same period in 2024. Operating loss margin was 1%, compared to operating income margin of 5% in the same period in 2024.

Non-GAAP operating income was RMB58.7 million (US$8.2 million), compared to non-GAAP operating income of RMB501.4 million in the same period in 2024. Non-GAAP operating income margin was 1%, compared to non-GAAP operating income margin of 7% in the same period in 2024.

Total other expense was RMB61.9 million (US$8.6 million), decreasing 74% year over year, primarily due to gain from foreign exchange.

Loss before income taxes was RMB108.1 million (US$15.1 million), compared to income before income taxes of RMB101.7 million in the same period in 2024.

Income tax expense was RMB27.2 million (US$3.8 million), compared to income tax expense of RMB25.7 million in the same period in 2024.

Net loss attributable to iQIYI was RMB133.7 million (US$18.7 million), compared to net income attributable to iQIYI of RMB68.7 million in the same period in 2024. Diluted net loss attributable to iQIYI per ADS was RMB0.14 (US$0.02) for the second quarter of 2025, compared to diluted net income attributable to iQIYI per ADS of RMB0.07 in the same period of 2024.

Non-GAAP net income attributable to iQIYI was RMB14.7 million (US$2.0 million), compared to non-GAAP net income attributable to iQIYI of RMB246.9 million in the same period in 2024. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.02 (US$0.00), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.25 in the same period of 2024.

Net cash used for operating activities was RMB12.7 million (US$1.8 million), compared to net cash provided by operating activities of RM410.8 million in the same period of 2024. Free cash flow was negative RMB34.1 million (negative US$4.8 million), compared to free cash flow of RMB382.5 million in the same period of 2024.

As of June 30, 2025, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB5.06 billion (US$705.7 million). In addition, as of the same date, the Company had a loan of US$522.5 million to PAG, recorded under the line item of amounts due from related parties.

In the second quarter of 2025, the Company had repurchased an aggregate principal amount of US$85.0 million of the 2028 Notes for cash. As of June 30, 2025, US$0.1 million principal amount of the 2026 Notes, US$522.5 million principal amount of the PAG Notes, US$208.1 million principal amount of the 2028 Notes, and US$350.0 million principal amount of the 2030 Notes remained outstanding.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 20, 2025, U.S. Eastern Time (7:00 PM on August 20, 2025, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10049037-erdm7c.html

It will automatically direct you to the registration page of “iQIYI Second Quarter 2025 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 27, 2025.

Dial-in numbers for the replay are as follows:

International Dial-in    +1 855 883 1031

Passcode:         10049037

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,495,310	4,399,010	4,090,126	9,294,171	8,489,136
Online advertising services	1,461,367	1,327,827	1,272,198	2,943,419	2,600,025
Content distribution	698,175	628,743	436,578	1,626,184	1,065,321
Others	783,933	830,889	829,346	1,502,366	1,660,235

Total revenues	7,438,785	7,186,469	6,628,248	15,366,140	13,814,717

Operating costs and expenses:
Cost of revenues	(5,678,342)	(5,406,341)	(5,292,894)	(11,309,581)	(10,699,235)
Selling, general and administrative	(969,673)	(1,025,742)	(959,604)	(1,891,708)	(1,985,346)
Research and development	(448,677)	(412,489)	(421,918)	(878,005)	(834,407)

Total operating costs and expenses	(7,096,692)	(6,844,572)	(6,674,416)	(14,079,294)	(13,518,988)

Operating income/(loss)	342,093	341,897	(46,168)	1,286,846	295,729

Other income/(expenses):
Interest income	68,688	78,756	87,779	127,428	166,535
Interest expenses	(288,162)	(233,429)	(235,267)	(570,297)	(468,696)
Foreign exchange gain/(loss), net	(51,338)	41,889	100,811	(82,889)	142,700
Share of gains/(losses) from equity method investments	(2,100)	(3,617)	(1,086)	11,414	(4,703)
Others, net	32,476	1,724	(14,134)	12,617	(12,410)

Total other expense, net	(240,436)	(114,677)	(61,897)	(501,727)	(176,574)

Income/(loss) before income taxes	101,657	227,220	(108,065)	785,119	119,155

Income tax expense	(25,741)	(41,590)	(27,155)	(43,374)	(68,745)
Net income/(loss)	75,916	185,630	(135,220)	741,745	50,410

Less: Net income/(loss) attributable to noncontrolling interests	7,231	3,485	(1,512)	17,743	1,973

Net income/(loss) attributable to iQIYI, Inc.	68,685	182,145	(133,708)	724,002	48,437

Net income/(loss) attributable to ordinary shareholders	68,685	182,145	(133,708)	724,002	48,437

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.01	0.03	(0.02)	0.11	0.01
Diluted	0.01	0.03	(0.02)	0.11	0.01
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.07	0.19	(0.14)	0.75	0.05
Diluted	0.07	0.19	(0.14)	0.74	0.05
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,725,978,497	6,740,810,595	6,743,563,754	6,721,815,708	6,742,194,780
Diluted	6,857,915,450	6,780,303,294	6,743,563,754	6,822,994,286	6,780,167,606

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,529,679	3,329,708
Restricted cash	—	2,062
Short-term investments	941,610	917,165
Accounts receivable, net	2,191,178	2,191,126
Prepayments and other assets	2,192,928	2,172,378
Amounts due from related parties	283,123	264,262
Licensed copyrights, net	388,718	579,132

Total current assets	9,527,236	9,455,833

Non-current assets:
Fixed assets, net	877,982	839,284
Long-term investments	2,108,477	1,978,055
Deferred tax assts, net	23,536	21,197
Licensed copyrights, net	6,930,053	6,669,903
Intangible assets, net	289,861	252,596
Produced content, net	14,707,869	14,484,001
Prepayments and other assets	2,913,919	4,470,231
Operating lease assets	609,832	513,704
Goodwill	3,820,823	3,820,823
Amounts due from related parties	3,950,937	3,859,086

Total non-current assets	36,233,289	36,908,880

Total assets	45,760,525	46,364,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,482,209	6,956,061
Amounts due to related parties	3,239,036	3,361,596
Customer advances and deferred revenue	4,403,686	4,457,113
Convertible senior notes, current portion	242,460	1,483,936
Short-term loans	3,786,901	2,757,119
Long-term loans, current portion	167,987	717,991
Operating lease liabilities, current portion	96,675	81,728
Accrued expenses and other liabilities	3,058,379	2,725,586

Total current liabilities	21,477,333	22,541,130

Non-current liabilities:
Long-term loans	1,036,835	2,300,177
Convertible senior notes	8,350,570	6,739,446
Amounts due to related parties	59,226	49,057
Operating lease liabilities	461,974	363,730
Other non-current liabilities	1,000,823	860,803

Total non-current liabilities	10,909,428	10,313,213

Total liabilities	32,386,761	32,854,343

Shareholders’ equity:
Class A ordinary shares	238	238
Class B ordinary shares	193	193
Additional paid-in capital	55,623,841	55,842,259
Accumulated deficit	(43,809,369)	(43,760,932)
Accumulated other comprehensive income	1,550,523	1,438,027
Non-controlling interests	8,338	(9,415)

Total shareholders’ equity	13,373,764	13,510,370

Total liabilities and shareholders’ equity	45,760,525	46,364,713

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2025	2025
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by/(used for) operating activities	410,752	338,950	(12,731)
Net cash provided by/(used for) investing activities (1,2)	336,256	(30,136)	(114,005)
Net cash provided by/(used for) financing activities	865,894	860,477	(465,256)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	23,113	(1,232)	(27,881)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,636,015	1,168,059	(619,873)

Cash, cash equivalents and restricted cash at the beginning of the period	6,271,368	3,590,331	4,758,390
Cash, cash equivalents and restricted cash at the end of the period	7,907,383	4,758,390	4,138,517

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	6,301,808	4,320,028	3,329,708
Restricted cash	—	1,899	2,062
Long-term restricted cash	1,605,575	436,463	806,747

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	7,907,383	4,758,390	4,138,517

Net cash provided by/(used for) operating activities	410,752	338,950	(12,731)
Less: Capital expenditures (2)	(28,299)	(31,252)	(21,410)

Free cash flow	382,453	307,698	(34,141)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2025	2025
	RMB	RMB	RMB
Operating income/(loss)	342,093	341,897	(46,168)
Add: Share-based compensation expenses	157,791	115,105	103,313
Add: Amortization of intangible assets(1)	1,533	1,533	1,533

Operating income (non-GAAP)	501,417	458,535	58,678

Net income/(loss) attributable to iQIYI, Inc.	68,685	182,145	(133,708)
Add: Share-based compensation expenses	157,791	115,105	103,313
Add: Amortization of intangible assets(1)	1,533	1,533	1,533
Add: Impairment of long-term investments	16,591	2,000	25,950
Add: Fair value loss/(gain) of long-term investments	2,577	(1,740)	17,564
Add: Reconciling items on equity method investments	—	5,377	—
Add: Tax effects on non-GAAP adjustments(2)	(263)	—	—

Net income attributable to iQIYI, Inc. (non-GAAP)	246,914	304,420	14,652

Diluted net income/(loss) per ADS	0.07	0.19	(0.14)
Add: Non-GAAP adjustments to earnings per ADS	0.18	0.12	0.16

Diluted net income per ADS (non-GAAP)	0.25	0.31	0.02

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.